SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The Goodyear Tire & Rubber Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.00% CONVERTIBLE SENIOR NOTES DUE JUNE 15, 2034
(Title of Class of Securities)
382550AQ4 and 382550AR2
(CUSIP Number of Class of Securities)

C. Thomas Harvie, Esq.
Senior Vice President, General Counsel
and Secretary
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David A. Rosinus, Esq. Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000	Stephen L. Burns, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
     This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 6, 2007 (the “Schedule TO”) and relates to an offer (the “Exchange Offer”) by The Goodyear Tire & Rubber Company, an Ohio corporation (“Goodyear” or the “Company”), to exchange, for each $1,000 principal amount of the Company’s 4.00% Convertible Senior Notes due June 15, 2034 (the “Convertible Notes”), (i) 83.0703 shares of the Company’s common stock, (ii) a cash payment of $48.30, and (iii) accrued and unpaid interest to, but excluding, the exchange date, which is approximately $19.44 payable in cash. The Exchange Offer was made upon the terms and subject to the conditions set forth in the prospectus dated November 30, 2007, which forms a part of the registration statement filed on November 6, 2007 with the Securities and Exchange Commission on Form S-4 (the “Registration Statement”), and in the related Letter of Transmittal, which are Exhibits (a)(1)(ii) and (a)(1)(iii) hereto.
     This Amendment No. 1 to Schedule TO is the final amendment to the Schedule TO.
     The Schedule TO is hereby amended and supplemented by this Amendment No. 1 to Schedule TO as follows:
Item 4. Terms of the Transaction
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 5:00 p.m., New York City time, on December 5, 2007 (the “Expiration Date”). On December 6, 2007, the Company announced that $345,838,000 aggregate principal amount of Convertible Notes, representing approximately 98.9% of the outstanding Convertible Notes, were validly tendered in the Exchange Offer and not withdrawn as of the Expiration Date.
     The full text of Goodyear’s press release, relating to the announcement of the expiration and results of the Exchange Offer, is Exhibit (a)(1)(v) hereto and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of Schedule TO is hereby amended by adding the following:
     (a)(1)(ii) Prospectus, dated November 30, 2007 (incorporated by reference to the Company’s filing on December 3, 2007, pursuant to Rule 424(b)(3) under the Securities Act of 1933).
     (a)(1)(v) Press Release of the Company, dated December 6, 2007, announcing the expiration and results of the Exchange Offer (filed on Form 8-K on December 6, 2007 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 7, 2007

THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ W. Mark Schmitz
	Name:	W. Mark Schmitz
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Prospectus, dated November 6, 2007 (incorporated by reference to the Registration Statement on Form S-4 filed on November 6, 2007).

(a)(1)(ii)	Prospectus, dated November 30, 2007 (incorporated by reference to the Company’s filing on December 3, 2007, pursuant to Rule 424(b)(3) under the Securities Act of 1933).

(a)(1)(iii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on November 6, 2007).

(a)(1)(iv)
Press Release, dated November 6, 2007 (filed on Form 8-K on November 6, 2007 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(1)(v)
Press Release of the Company, dated December 6, 2007, announcing the expiration and results of the Exchange Offer (filed on Form 8-K on December 6, 2007 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)(i)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on November 6, 2007).

(d)(ii)
Indenture relating to 4.00% Convertible Senior Notes due June 15, 2034, dated July 2, 2004, between the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.4 to the Company’s Form 10-Q for the quarter ended September 30, 2004, File No. 1-1927).

(g)	None.

(h)	Tax Opinion of Covington & Burling LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on November 6, 2007).